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GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

March 12, 2003

SYMBOL: GGL.TSX Venture

GGL crews begin mobilizing for ground geophysical surveys; Spring drill program may be possible on ZIP claims

Raymond A. Hrkac, President of GGL Diamond Corp. (GGL.TSX Venture), reports that GGL's Yellowknife team is preparing to undertake ground geophysical surveys this week on three potential drill targets on the 100% GGL-owned ZIP claims, part of the Winter Lake North property, which lies approximately 75 km west of the Ekati Mine in the Northwest Territories.

The geophysical survey work is being undertaken in an area identified by 2002 mineral sampling, which indicated that the potential kimberlite source of the indicator minerals on the claim is diamondiferous.

If the geophysical survey work confirms the potential and if weather and other circumstances permit, it may be possible to undertake a drill program on these targets in mid- to late-April.

A total of 23 samples taken from the Zip claims in 2002 were analyzed by the Mineralogical Laboratory of KM Diamond Exploration Ltd. Dr. Felix V. Kaminsky, P. Geo. is the Company's "Qualified Person." These 23 samples yielded excellent results, with kimberlitic pyrope garnets per sample ranging from a low of seven to a high of 251 pyrope garnets. Analysis has confirmed that kimberlitic chrome-diopside and olivine grains occur with the pyropes. The pyrope composition graph of G-10/G-9 garnets indicates the kimberlite source related to these minerals is most likely to be diamondiferous. The cut-off of this linear train was incorporated into GGL's data set, having been identified by sampling done by others prior to GGL's acquisition of the property.

In an effort to prioritize additional work and identify potential drill targets for 2003, GGL's crews may also undertake additional ground surveys on other claims, including Seahorse and Starfish areas, weather permitting.

Year 2000 – 2001 and 2002 sampling – the basis for 2003 exploration

Results from extensive sampling and survey work over the past three years will form the basis for GGL's 2003 exploration program and will assist in the selection of potential drill targets. In total in 2002, 874 heavy mineral samples and 971 soil samples were collected on GGL's claims in the Slave Craton of the Northwest Territories, Canada. Indicator mineral sampling was completed on the Seahorse (161 samples) and Starfish (261 samples) [results due March/April], Mackay (49 samples), Winter Lake North (128 samples), and on Winter Lake South (89 samples) and the G Claims (152 samples) [results due April/May]. Several ground geophysical surveys, geophysical anomaly ground checks, and surficial mapping were also completed over portions of the claims.

GGL DIAMOND CORP.

Raymond A. Hrkac, President

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For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo at (604) 684-3376.